

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2010

Ryanair Holdings plc
Howard Millar- Chief Financial Officer
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **Re:** **Ryanair Holdings plc**
> **Form 20-F for the year ended March 31, 2009**
> **Filed July 29, 2009**
> **File Number: 000-29304**

Dear Mr. Millar:

We have reviewed your response letter dated April 30, 2010 and have the following comments. We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that such comments will be complied with, or, if they are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Ryanair Holdings plc
Howard Millar- Chief Financial Officer
May 25, 2010
Page 2

Form 20-F for the Fiscal Year Ended March 31, 2009

Notes forming part of the consolidated financial statements

Note 1- Basis of preparation and significant accounting policies

1. We note your response to our prior comment. However, while you have a contractual obligation to return the aircraft to the lessor in a specified return condition, your obligation to maintain such aircraft appears directly controlled by your actions. For example, you could sublease such aircraft to another carrier, or early terminate the lease, and, as a result, alleviate the obligation. In particular, we direct your attention to examples 11A and 11B of IAS 37 which indicate that even a legal requirement to overhaul does not make the cost of overhaul a liability, because no obligation exists to overhaul the aircraft independently of your future actions and such cost could be avoided by future actions. Accordingly, it is unclear to us why you believe a present obligation exists with respect to airframe and engine maintenance costs. As such, please explain to us your understanding of the guidance under IFRS in this regard.

2. You indicate that a reliable estimate can be made of liabilities associated with aircraft return conditions. In this regard, please clarify how you estimate the future costs as well as the timing associated with the return condition of your leased aircraft. In particular, please tell us how you address the uncertainties associated with the possibility that you may return the aircraft earlier or later than expected based on future demand (e.g., immediately after a major overhaul or with more flying hours than expected) as well as the uncertainties associated with the costs of such overhauls.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding the comment and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief